EXHIBIT 12

                   GENERAL AMERICAN TRANSPORTATION CORPORATION AND SUBSIDIARIES

                         COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
                                   (IN MILLIONS EXCEPT FOR RATIOS)


                                                                        1993         1992         1991          1990         1989
Earnings available for fixed charges:
  Net Income....................................                       $ 74.1       $ 66.1       $ 74.2        $ 76.6       $ 76.8

  Add (deduct):
     Income taxes................................                        45.1         31.7         29.0          29.9         34.7
     Cumulative effect of accounting changes.....                           -          6.7            -             -            -
     Equity in net earnings of affiliated
       companies, net of distributions received..                       (11.5)       (13.2)       (11.5)         (9.2)        (5.7)
     Interest on indebtedness and amortization
       of debt discount and expense..............                        78.8         96.0        100.7         106.3         91.0
     Amortization of capitalized interest........                         1.1          1.1           .9           1.0           .7
     Portion of rents representative of interest
       factor (deemed to be one-third)...........                        13.2          9.3          7.3           2.9          2.3
                                                                       ------       ------       ------        ------       ------

  Total earnings available for fixed charges....                       $200.8       $197.7       $200.6        $207.5       $199.8
                                                                       ======       ======       ======        ======       ======

Fixed charges:
  Interest on indebtedness and amortization
     of debt discount and expense................                      $ 78.8       $ 96.0       $100.7        $106.3       $ 91.0
  Capitalized interest..........................                          2.4          2.8          2.8           3.2          1.7
  Portion of rents representative of interest
     factor (deemed to be one-third).............                        13.2          9.3          7.3           2.9          2.3
                                                                       ------       ------       ------        ------       ------

  Total fixed charges...........................                       $ 94.4       $108.1       $110.8        $112.4       $ 95.0
                                                                       ======       ======       ======        ======       ======

Ratio of earnings to fixed charges(A)...........                         2.13x        1.83x        1.81x         1.85x        2.10x


(A) The ratio of earnings to fixed charges represents the number of times "fixed charges" are covered by "earnings."  "Fixed charges" consist of interest on outstanding debt and capitalized interest, one-third (the proportion deemed representative of the interest factor) of rentals, and amortization of debt discount and expense.  "Earnings" consist of consolidated net income before income taxes, fixed charges, and, in 1992, the cumulative effect of accounting changes, less equity in net earnings of affiliated companies, net of distributions received.

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